

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

<u>Via E-mail</u>
Mr. John H. Tucker
President and Chief Executive Officer
ScPharmaceuticals Inc.
2400 District Avenue, Suite 310
Burlington, MA 01803

Re: ScPharmaceuticals Inc.
     Form 10-Q for the quarterly period ended September 30, 2020
     Exhibit No. 10.1 Supply Agreement
     Filed November 16, 2020
     File No. 001-38293

Dear Mr. Tucker:

    We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance